FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Completes Convertible Preferred Stock Offering, dated January 5, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     TTI Team Telecom International Ltd.



Date: January 6, 2005                By:  /s/ Israel (Eli) Ofer
                                         ---------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom Completes Convertible Preferred Stock Offering, dated January 5, 2005.

                                  EXHIBIT 10.1


Corporate Contacts:
--------------------------------------------- --------------------------------
            Meir Lipshes                           Sanjay Hurry
            Executive Director                     Investor Relations Officer
            TTI Telecom                            TTI Telecom
            T: +1.972.3.922.1262                   T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com
--------------------------------------------- ------------------------------




                        TTI TELECOM COMPLETES CONVERTIBLE
                            PREFERRED STOCK OFFERING

Petach Tikva, Israel - January 5, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced that it has completed the private placement to institutional and private investors of approximately 6,636,391 of its Series A Convertible Preferred Shares, convertible into Ordinary Shares, for an aggregate purchase price of $14,600,060, or $2.20 per share. The investors also were issued warrants exercisable for six years from the closing date to purchase up to 2,654,556 Ordinary Shares at an exercise price of $2.50 per share, and Oppenheimer & Co, the placement agent for the transaction, was issued warrants exercisable for four years from the closing date to purchase up to 371,638 Ordinary Shares at an exercise price of $2.64 per share. The proceeds of the private placement will be used for general corporate purposes.

The securities offered in the private placement were not registered under the Securities Act of 1933 as amended (the "Act"), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. Pursuant to a registration rights agreement with the investors, the Company will file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the Ordinary Shares issuable pursuant to the preferred shares and the warrants, subject to certain terms and conditions.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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